UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC File No. 000-55649

(Check One):	☐	Form 10-K	☐	Form 20-F	☐	Form 11-K
	☒	Form 10-Q	☐	Form 10-D	☐	Form N-CEN	☐	Form N-CSR

For Period Ended: March 31, 2026

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

For the Transition Period Ended: _______________________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

MODULINK INC.

Full Name of Registrant

Former Name if Applicable

Unit 2, Level 6, Westin Centre, 26 Hung To Road, Kwun Tong

Address of Principal Executive Office (Street and Number)

Hong Kong

City, State, Zip Code

PART II - RULES 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Company is unable to file its Quarterly Report on Form 10-Q for the period ended March 31, 2026 within the prescribed time period without unreasonable effort or expense. Additional time is required to complete the preparation and review of the Company’s financial statements and related disclosures, including the accounting and disclosure review relating to recent financing transactions.

The Company is working diligently to complete the Form 10-Q and currently expects to file the report as soon as practicable within the extension period permitted under Rule 12b-25 under the Securities Exchange Act of 1934, as amended.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification:

FU, Wah		(888) 4 93-8028
(Name)	(Area Code)	(Telephone No.)

(2)	Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
☐ Yes ☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

_______________________________________________________________________________________

2

MODULINK INC.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: May 13, 2026	By:	/s/ FU, Wah
	Name:	FU, Wah
	Title:	Chief Executive Officer
(Principal Executive)

3